UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In march 2015 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants				(x) Controller's
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,532,279,718		72.8395	36.4197
Non-Voting Shares				46,367,237		2.2041	1.1020
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	31-Mar	200,275,489
Common Shares		Bonus Stock	31-Mar	71,693,805
Common Shares		Bonus Stock	31-Mar	34,486,648
Common Shares		Total		306,455,942
Non-Voting Shares		Bonus Stock	31-Mar	101,302
Non-Voting Shares		Bonus Stock	31-Mar	1,560,244
Non-Voting Shares		Total		1,661,546
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Bonus Stock	31-Mar	7,611,900
Non-Voting Shares		Total		7,611,900
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,838,735,660		72.8395	36.4197
Non-Voting Shares				55,640,683		2.2041	1.1020

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In march 2015 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				14,818,553		0.7044	0.3522
Non-Voting Shares				20,085,725		0.9548	0.4774
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	31-Mar	550,000
Common Shares		Bonus Stock	31-Mar	413,249
Common Shares		Bonus Stock	31-Mar	200
Common Shares		Bonus Stock	31-Mar	834,982
Common Shares		Bonus Stock	31-Mar	580,391
Common Shares		Bonus Stock	31-Mar	1,732
Common Shares		Bonus Stock	31-Mar	432
Common Shares		Total		2,380,986
Non-Voting Shares		Bonus Stock	31-Mar	200,000
Non-Voting Shares		Bonus Stock	31-Mar	527
Non-Voting Shares		Bonus Stock	31-Mar	18,401
Non-Voting Shares		Bonus Stock	31-Mar	13,106
Non-Voting Shares		Bonus Stock	31-Mar	270
Non-Voting Shares		Bonus Stock	31-Mar	1,421,491
Non-Voting Shares		Bonus Stock	31-Mar	34,659
Non-Voting Shares		Bonus Stock	31-Mar	34,659
Non-Voting Shares		Bonus Stock	31-Mar	2,058,832
Non-Voting Shares		Bonus Stock	31-Mar	612
Non-Voting Shares		Bonus Stock	31-Mar	612
Non-Voting Shares		Bonus Stock	31-Mar	612
Non-Voting Shares		Bonus Stock	31-Mar	17,557
Non-Voting Shares		Bonus Stock	31-Mar	18,402
Non-Voting Shares		Bonus Stock	31-Mar	18,402
Non-Voting Shares		Bonus Stock	31-Mar	13,530
Non-Voting Shares		Bonus Stock	31-Mar	27,502
Non-Voting Shares		Bonus Stock	31-Mar	308
Non-Voting Shares		Bonus Stock	31-Mar	14,154
Non-Voting Shares		Bonus Stock	31-Mar	2,949
Non-Voting Shares		Total		3,896,585
Common Shares	Bradesco S.A. C.T.V.M.	Buy	6-Mar	2,000	35.65	R$ 71,300.00
Common Shares		Total		2,000		R$ 71,300.00
Non-Voting Shares		Buy	6-Mar	5,500	35.52	R$ 195,360.00
Non-Voting Shares		Buy	6-Mar	80	35.77	R$ 2,861.60
Non-Voting Shares		Total		5,580		R$ 198,221.60
Common Shares		Bonus Stock	31-Mar	458,700
Common Shares		Bonus Stock	31-Mar	2,655
Common Shares		Bonus Stock	31-Mar	2,761
Common Shares		Bonus Stock	31-Mar	36,207
Common Shares		Bonus Stock	31-Mar	83,228
Common Shares		Bonus Stock	31-Mar	24,354
Common Shares		Total		607,905
Non-Voting Shares		Bonus Stock	31-Mar	65,582
Non-Voting Shares		Bonus Stock	31-Mar	29,442
Non-Voting Shares		Bonus Stock	31-Mar	28,387
Non-Voting Shares		Bonus Stock	31-Mar	24,354
Non-Voting Shares		Bonus Stock	31-Mar	13,189
Non-Voting Shares		Total		160,954
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				17,933,382		0.7104	0.3552
Non-Voting Shares				24,300,311		0.9626	0.4813

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000

Note:
New members who belong to the Board of Directors:
Aurélio Conrado Boni
Dalva Maria de Moura Boni - Wife of Mr. Aurélio Conrado Boni

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In march 2015 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				324,766		0.0154	0.0077
Non-Voting Shares				2,049,335		0.0974	0.0487
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	31-Mar	1,000
Common Shares		Bonus Stock	31-Mar	400
Common Shares		Bonus Stock	31-Mar	200
Common Shares		Bonus Stock	31-Mar	400
Common Shares		Bonus Stock	31-Mar	200
Common Shares		Bonus Stock	31-Mar	94
Common Shares		Bonus Stock	31-Mar	94
Common Shares		Bonus Stock	31-Mar	200
Common Shares		Bonus Stock	31-Mar	200
Common Shares		Bonus Stock	31-Mar	200
Common Shares		Bonus Stock	31-Mar	17,500
Common Shares		Bonus Stock	31-Mar	400
Common Shares		Bonus Stock	31-Mar	274
Common Shares		Bonus Stock	31-Mar	600
Common Shares		Bonus Stock	31-Mar	400
Common Shares		Bonus Stock	31-Mar	200
Common Shares		Bonus Stock	31-Mar	200
Common Shares		Bonus Stock	31-Mar	413
Common Shares		Bonus Stock	31-Mar	200
Common Shares		Bonus Stock	31-Mar	13
Common Shares		Bonus Stock	31-Mar	13
Common Shares		Bonus Stock	31-Mar	54
Common Shares		Bonus Stock	31-Mar	13
Common Shares		Bonus Stock	31-Mar	832
Common Shares		Bonus Stock	31-Mar	432
Common Shares		Total		24,532
Non-Voting Shares		Bonus Stock	31-Mar	10,080
Non-Voting Shares		Bonus Stock	31-Mar	14,154
Non-Voting Shares		Bonus Stock	31-Mar	14,155
Non-Voting Shares		Bonus Stock	31-Mar	10,914
Non-Voting Shares		Bonus Stock	31-Mar	10,916
Non-Voting Shares		Bonus Stock	31-Mar	8,965
Non-Voting Shares		Bonus Stock	31-Mar	9,338
Non-Voting Shares		Bonus Stock	31-Mar	8,067
Non-Voting Shares		Bonus Stock	31-Mar	94
Non-Voting Shares		Bonus Stock	31-Mar	256
Non-Voting Shares		Bonus Stock	31-Mar	256
Non-Voting Shares		Bonus Stock	31-Mar	8,066
Non-Voting Shares		Bonus Stock	31-Mar	8,697
Non-Voting Shares		Bonus Stock	31-Mar	7,090
Non-Voting Shares		Bonus Stock	31-Mar	10,000
Non-Voting Shares		Bonus Stock	31-Mar	8,848
Non-Voting Shares		Bonus Stock	31-Mar	8,848
Non-Voting Shares		Bonus Stock	31-Mar	8,863
Non-Voting Shares		Bonus Stock	31-Mar	7,850
Non-Voting Shares		Bonus Stock	31-Mar	4,568
Non-Voting Shares		Bonus Stock	31-Mar	4,598
Non-Voting Shares		Bonus Stock	31-Mar	4,441
Non-Voting Shares		Bonus Stock	31-Mar	7,998
Non-Voting Shares		Bonus Stock	31-Mar	4,842
Non-Voting Shares		Bonus Stock	31-Mar	4,017
Non-Voting Shares		Bonus Stock	31-Mar	3,483
Non-Voting Shares		Bonus Stock	31-Mar	3,157
Non-Voting Shares		Bonus Stock	31-Mar	2,361
Non-Voting Shares		Bonus Stock	31-Mar	2,963
Non-Voting Shares		Bonus Stock	31-Mar	3,291
Non-Voting Shares		Bonus Stock	31-Mar	2,451
Non-Voting Shares		Bonus Stock	31-Mar	4,841
Non-Voting Shares		Bonus Stock	31-Mar	13
Non-Voting Shares		Bonus Stock	31-Mar	13
Non-Voting Shares		Bonus Stock	31-Mar	5,282
Non-Voting Shares		Bonus Stock	31-Mar	4,539
Non-Voting Shares		Bonus Stock	31-Mar	1,015
Non-Voting Shares		Bonus Stock	31-Mar	2,924
Non-Voting Shares		Bonus Stock	31-Mar	4,358
Non-Voting Shares		Bonus Stock	31-Mar	2,817
Non-Voting Shares		Bonus Stock	31-Mar	1,015
Non-Voting Shares		Bonus Stock	31-Mar	2,742
Non-Voting Shares		Bonus Stock	31-Mar	4,404
Non-Voting Shares		Bonus Stock	31-Mar	1,482
Non-Voting Shares		Bonus Stock	31-Mar	259
Non-Voting Shares		Bonus Stock	31-Mar	3,391
Non-Voting Shares		Bonus Stock	31-Mar	3,157
Non-Voting Shares		Bonus Stock	31-Mar	3,509
Non-Voting Shares		Bonus Stock	31-Mar	4,165
Non-Voting Shares		Bonus Stock	31-Mar	4,238
Non-Voting Shares		Bonus Stock	31-Mar	3,449
Non-Voting Shares		Bonus Stock	31-Mar	3,864
Non-Voting Shares		Bonus Stock	31-Mar	2,451
Non-Voting Shares		Bonus Stock	31-Mar	5,222
Non-Voting Shares		Bonus Stock	31-Mar	5,221
Non-Voting Shares		Bonus Stock	31-Mar	2,874
Non-Voting Shares		Bonus Stock	31-Mar	1,985
Non-Voting Shares		Bonus Stock	31-Mar	3,484
Non-Voting Shares		Bonus Stock	31-Mar	5,220
Non-Voting Shares		Bonus Stock	31-Mar	2,376
Non-Voting Shares		Bonus Stock	31-Mar	4,842
Non-Voting Shares		Bonus Stock	31-Mar	3,448
Non-Voting Shares		Bonus Stock	31-Mar	2,021
Non-Voting Shares		Bonus Stock	31-Mar	3,347
Non-Voting Shares		Bonus Stock	31-Mar	3,449
Non-Voting Shares		Bonus Stock	31-Mar	2,292
Non-Voting Shares		Bonus Stock	31-Mar	2,273
Non-Voting Shares		Bonus Stock	31-Mar	902
Non-Voting Shares		Bonus Stock	31-Mar	2,839
Non-Voting Shares		Bonus Stock	31-Mar	2,106
Non-Voting Shares		Bonus Stock	31-Mar	2,577
Non-Voting Shares		Bonus Stock	31-Mar	2,179
Non-Voting Shares		Bonus Stock	31-Mar	2,780
Non-Voting Shares		Bonus Stock	31-Mar	2,292
Non-Voting Shares		Bonus Stock	31-Mar	161
Non-Voting Shares		Bonus Stock	31-Mar	1,755
Non-Voting Shares		Bonus Stock	31-Mar	2,452
Non-Voting Shares		Bonus Stock	31-Mar	2,949
Non-Voting Shares		Bonus Stock	31-Mar	2,452
Non-Voting Shares		Bonus Stock	31-Mar	2,601
Non-Voting Shares		Bonus Stock	31-Mar	3,549
Non-Voting Shares		Bonus Stock	31-Mar	2,950
Non-Voting Shares		Bonus Stock	31-Mar	2,949
Non-Voting Shares		Bonus Stock	31-Mar	2,950
Non-Voting Shares		Bonus Stock	31-Mar	2,453
Non-Voting Shares		Bonus Stock	31-Mar	1,014
Non-Voting Shares		Total		359,519
Common Shares	Bradesco S.A. C.T.V.M.	Bonus Stock	31-Mar	8,976
Common Shares		Bonus Stock	31-Mar	2,131
Common Shares		Bonus Stock	31-Mar	4,420
Common Shares		Bonus Stock	31-Mar	25
Common Shares		Bonus Stock	31-Mar	15
Common Shares		Bonus Stock	31-Mar	400
Common Shares		Bonus Stock	31-Mar	798
Common Shares		Bonus Stock	31-Mar	13
Common Shares		Bonus Stock	31-Mar	42
Common Shares		Bonus Stock	31-Mar	1,598
Common Shares		Bonus Stock	31-Mar	200
Common Shares		Bonus Stock	31-Mar	1
Common Shares		Total		18,619
Non-Voting Shares		Bonus Stock	31-Mar	2,337
Non-Voting Shares		Bonus Stock	31-Mar	1,349
Non-Voting Shares		Bonus Stock	31-Mar	6,183
Non-Voting Shares		Bonus Stock	31-Mar	608
Non-Voting Shares		Bonus Stock	31-Mar	270
Non-Voting Shares		Bonus Stock	31-Mar	2,622
Non-Voting Shares		Bonus Stock	31-Mar	118
Non-Voting Shares		Bonus Stock	31-Mar	67
Non-Voting Shares		Bonus Stock	31-Mar	1,268
Non-Voting Shares		Bonus Stock	31-Mar	2,927
Non-Voting Shares		Bonus Stock	31-Mar	1,712
Non-Voting Shares		Bonus Stock	31-Mar	1,770
Non-Voting Shares		Bonus Stock	31-Mar	213
Non-Voting Shares		Bonus Stock	31-Mar	464
Non-Voting Shares		Bonus Stock	31-Mar	320
Non-Voting Shares		Bonus Stock	31-Mar	527
Non-Voting Shares		Bonus Stock	31-Mar	1,894
Non-Voting Shares		Bonus Stock	31-Mar	378
Non-Voting Shares		Bonus Stock	31-Mar	414
Non-Voting Shares		Bonus Stock	31-Mar	3
Non-Voting Shares		Bonus Stock	31-Mar	338
Non-Voting Shares		Total		25,782
Common Shares		Buy	2-Mar	100	36.45	R$ 3,645.00
Common Shares		Buy	2-Mar	1,100	36.48	R$ 40,128.00
Common Shares		Buy	2-Mar	600	36.50	R$ 21,900.00
Common Shares		Buy	2-Mar	400	36.53	R$ 14,612.00
Common Shares		Buy	2-Mar	300	36.54	R$ 10,962.00
Common Shares		Buy	2-Mar	800	36.55	R$ 29,240.00
Common Shares		Buy	2-Mar	800	36.56	R$ 29,248.00
Common Shares		Buy	2-Mar	700	36.57	R$ 25,599.00
Common Shares		Buy	2-Mar	500	36.58	R$ 18,290.00
Common Shares		Buy	2-Mar	500	36.59	R$ 18,295.00
Common Shares		Buy	2-Mar	400	36.60	R$ 14,640.00
Common Shares		Buy	2-Mar	300	36.61	R$ 10,983.00
Common Shares		Buy	2-Mar	300	36.62	R$ 10,986.00
Common Shares		Buy	2-Mar	400	36.63	R$ 14,652.00
Common Shares		Buy	2-Mar	300	36.64	R$ 10,992.00
Common Shares		Buy	2-Mar	1,200	36.65	R$ 43,980.00
Common Shares		Buy	2-Mar	300	36.66	R$ 10,998.00
Common Shares		Buy	2-Mar	100	36.69	R$ 3,669.00
Common Shares		Buy	12-Mar	600	34.35	20,610.00
Common Shares		Buy	27-Mar	1	29.16	R$ 29.16
Common Shares		Total		9,701		R$ 353,429.00
Non-Voting Shares		Buy	12-Mar	63	34.16	R$ 2,152.08
Non-Voting Shares		Buy	12-Mar	600	34.10	R$ 20,460.00
Non-Voting Shares		Buy	27-Mar	2	28.90	R$ 57.80
Non-Voting Shares		Total		665		R$ 22,612.08
Non-Voting Shares		Sell	5-Mar	58	36.08	R$ 2,092.64
Non-Voting Shares		Sell	5-Mar	3,100	36.32	R$ 112,592.00
Non-Voting Shares		Sell	31-Mar	29	37.42	R$ 1,085.18
Non-Voting Shares		Sell	31-Mar	500	37.47	R$ 18,735.00
Non-Voting Shares		Sell	18-Mar	45	36.27	R$ 1,632.15
Non-Voting Shares		Sell	18-Mar	500	36.28	R$ 18,140.00
Non-Voting Shares		Total		4,232		R$ 114,684.64
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				258,943		0.0102	0.0051
Non-Voting Shares				2,312,032		0.0915	0.0457

Note:
New members who belong to the Board of Executive Officers
Renato Ejnisman
Marcela Waksman Ejnisman - Wife of Mr. Renato Ejnisman
Rafael Ejnisman - Son of Mr. Renato Ejnisman
Thomas Ejnisman - Son of Mr. Renato Ejnisman
Carlos Wagner Firetti
Hélio Vivaldo Domingues Dias
Elenir Boffo Dias - Wife of Mr. Hélio Vivaldo Domingues Dias
Pedro Bosquiero Junior
Altair Naumann
Amadeu Emilio Suter Neto
Maria Cristina Campiom Suter - Wife of Mr. Amadeu Emilio Suter Neto
Julio Augusto Campiom Suter - Son of Mr. Amadeu Emilio Suter Neto
Adrian Mateus Campiom Suter - Son of Mr. Amadeu Emilio Suter Neto

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In march 2015 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				25,394		0.0012	0.0006
Non-Voting Shares				370,717		0.0176	0.0088
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	31-Mar	13
Common Shares		Bonus Stock	31-Mar	135
Common Shares		Bonus Stock	31-Mar	54
Common Shares		Bonus Stock	31-Mar	13
Common Shares		Bonus Stock	31-Mar	40
Common Shares		Bonus Stock	31-Mar	3,849
Common Shares		Total		4,104
Non-Voting Shares		Bonus Stock	31-Mar	81
Non-Voting Shares		Bonus Stock	31-Mar	1,422
Non-Voting Shares		Bonus Stock	31-Mar	8,118
Non-Voting Shares		Bonus Stock	31-Mar	1,691
Non-Voting Shares		Bonus Stock	31-Mar	12,529
Non-Voting Shares		Bonus Stock	31-Mar	852
Non-Voting Shares		Bonus Stock	31-Mar	43,900
Non-Voting Shares		Total		68,593
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	2-Mar	100	37.29	R$ 3,729.00
Non-Voting Shares		Sell	2-Mar	400	37.30	R$ 14,920.00
Non-Voting Shares		Total		500		R$ 18,649.00
Common Shares		Bonus Stock	31-Mar	865
Common Shares		Bonus Stock	31-Mar	108
Common Shares		Total		973
Non-Voting Shares		Bonus Stock	31-Mar	1,010
Non-Voting Shares		Bonus Stock	31-Mar	2,500
Non-Voting Shares		Bonus Stock	31-Mar	1,938
Non-Voting Shares		Total		5,448
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				30,471		0.0012	0.0006
Non-Voting Shares				444,258		0.0175	0.0087

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In march 2015 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,284		0.0000	0.0000
Non-Voting Shares				3,314		0.0001	0.0000
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	31-Mar	256
Common Shares		Total		256
Non-Voting Shares		Bonus Stock	31-Mar	662
Non-Voting Shares		Total		662
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,540		0.0000	0.0000
Non-Voting Shares				3,976		0.0001	0.0000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 13, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.